SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                          NATIONAL PROPERTY INVESTORS 4
                            (Name of Subject Company)

 MP FALCON FUND, MP VALUE FUND 6, LLC, MPF ACQUISITION CO. 3, LLC, STEVEN GOLD,
        MORAGA GOLD, LLC, MPF NY 2005, LLC, MPF SPECIAL FUND 8, LLC, AHY INSTITUTIONAL INVESTORS, AHY INSTITUTIONAL FUND, MACKENZIE PATTERSON SPECIAL
                     FUND 7, LLC, MPF DEWAAY FUND 3, LLC, MP
     VALUE FUND 8, LLC, MACKENZIE PATTERSON FULLER, INC., and C.E. PATTERSON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

        Transaction                                           Amount of
        Valuation*                                            Filing Fee

        $2,520,000                                            $296.60

* For purposes of calculating the filing fee only. Assumes the purchase of 12,000 Units at a purchase price equal to $210.00 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:
        Form or Registration Number:
        Filing Party:
        Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]     third party tender offer subject to Rule 14d-1.
[ ]     issuer tender offer subject to Rule 13e-4.
[ ]     going private transaction subject to Rule 13e-3
[ ]     amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MP FALCON FUND, MP VALUE FUND 6, LLC, MPF ACQUISITION CO. 3, LLC, STEVEN GOLD, MORAGA GOLD, LLC, MPF NY 2005, LLC, MPF SPECIAL FUND 8, LLC, AHY INSTITUTIONAL INVESTORS, AHY INSTITUTIONAL FUND, MACKENZIE PATTERSON SPECIAL FUND 7, LLC, MPF DEWAAY FUND 3, LLC, MP VALUE FUND 8, LLC, and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase up to 12,000 Units of limited partnership interest (the "Units") in National Property Investors 4, a California limited partnership (the "Partnership"), the subject company, at a purchase price equal to $210.00 per Unit, less the amount of any distributions declared or made with respect to the Units between March 23, 2005 (the "Offer Date") and May 6, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2005 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. C.E. Patterson is named as a "bidder" herein because he is deemed to control the Purchasers, but is not otherwise participating in the offer described in this schedule.

         In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

         Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

         The Partnership had 961 holders of record owning an aggregate of 60,005 Units as of December 31, 2004, according to its annual report on Form 10-KSB for the year ending December 31, 2004. Currently, the Purchasers and their affiliates do not beneficially own any Units. The 12,000 Units subject to the Offer constitute approximately 20% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $2,520,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

         The address of the Partnership's principal executive offices is 55 Beattie Place, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.
         --------

         (a)(1) Offer to Purchase dated March 23, 2005

         (a)(2) Letter of Transmittal

         (a)(3) Form of Letter to Unit holders dated March 23, 2005

         (a)(4) Form of advertisement in Investor's Business Daily

         (b)- (h) Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 23, 2005

MP FALCON FUND
MP VALUE FUND 6, LLC
MPF ACQUISITION CO. 3, LLC
MORAGA GOLD, LLC
MPF-NY 2005, LLC
MPF SPECIAL FUND 8, LLC
AHY INSTITUTIONAL INVESTORS
AHY INSTITUTIONAL FUND
MACKENZIE PATTERSON SPECIAL FUND 7, LLC
MPF DEWAAY FUND 3, LLC
MP VALUE FUND 8, LLC
By MacKenzie Patterson Fuller, Inc., General Partner or Manager of the above Filing Persons

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

C.E. PATTERSON

/s/ C.E. Patterson

STEVEN GOLD

/s/ Steven Gold

                                  EXHIBIT INDEX


Exhibit           Description

(a)(1)            Offer to Purchase dated March 23, 2005

(a)(2)            Letter of Transmittal

(a)(3)            Form of Letter to Unit holders dated March 23, 2005

(a)(4)            Form of advertisement in Investor's Business Daily